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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


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                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              LSB BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

             NORTH CAROLINA                                   56-1348147
         (State of incorporation                            (IRS Employer
            or organization)                             Identification No.)

              ONE LSB PLAZA
        LEXINGTON, NORTH CAROLINA                               27292
(Address of principal executive offices)                      (Zip code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]


If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]



Securities Act registration statement file number to which this form relates:
Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered
      -------------------                    ------------------------------

             None

Securities to be registered pursuant to Section 12(g) of the Act:

                              Share Purchase Rights
                                (title of class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On February 10, 1998, the Board of Directors of LSB Bancshares, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to shareholders of record at the close of business on March 10, 1998. One Right will also be distributed for each share of Common Stock issued after March 10, 1998, until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Common Stock at a Purchase Price per full share of Common Stock of $100.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of February 10, 1998 (the "Rights Agreement") between the Company and Wachovia Bank, N.A., as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock, subject to certain limitations, or (iii) 10 business days after the Board of Directors of the Company shall declare any Person to be an "Adverse Person," upon a determination that such person, alone or together with its affiliates and associates, has or will become the Beneficial Owner of 10% or more of the outstanding shares of Common Stock (provided that any such determination shall not be effective until such Person has become the Beneficial Owner of 10% or more of the outstanding shares of Common Stock) and, after reasonable inquiry and consultation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company or (c) such beneficial ownership otherwise is determined to be not in the best interests of the Company and its shareholders, employees, customers and communities in which the Company and its subsidiaries do business.

         The Board of Directors may not, however, declare a person to be an Adverse Person if, prior to the time that the person acquired 10% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of the person's


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purpose and intentions in connection with the proposed acquisition of Common
Stock, together with any other information reasonably requested of the person by the Board of Directors, and the Board of Directors, based on such statement and reasonable inquiry and investigation as it deems appropriate, determines to notify and notifies such person in writing that it will not declare the person to be an Adverse Person; provided, however, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including, without limitation, such person's not acquiring more than a specified amount of stock and/or on such person's not taking actions inconsistent with the purposes and intentions disclosed by such person in the statement provided to the Board of Directors. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, that such person has not met or complied with any conditions specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after March 10, 1998 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2007, subject to extension by the Board of Directors, or unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will include Rights.

         In the event that the Board of Directors determines that a person is an Adverse Person or, at any time following the Distribution Date, a person becomes the beneficial owner of 25% or more of the then-outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive at the time specified in the Rights Agreement, (x) upon exercise and payment of the exercise price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right or (y) at the discretion of the Board of Directors, upon exercise and without payment of the exercise price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the difference between the exercise price of the Right and the value of the consideration that would be payable under clause (x). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. Rights are not,


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however, exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $100.00 per full share of Common Stock, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200.00 worth of Common Stock (or other consideration, as noted above) for $100.00. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $100.00. Alternatively, at the discretion of the Board of Directors, each Right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to Common Stock (or other consideration, as noted above) worth $100.00.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger, statutory share exchange or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. Following the occurrence of a Triggering Event, no fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, at any time until 10 business days following the Stock Acquisition Date. Moreover, redemption would not be permitted after 10 business days following the effective date of any declaration by the Board of Directors that any person is an Adverse Person. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons or Adverse Persons. Immediately upon the



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action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than certain provisions relating to the principal economic terms of the Rights under certain specified circumstances, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made when the Rights are not redeemable.

         One Right will be distributed to shareholders of the Company for each share of Common Stock owned of record by them on March 10, 1998. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all shares of Common Stock will have attached Rights. The Company has initially reserved 100,000 shares of Common Stock for issuance upon exercise of the Rights. As of March 2, 1998, 8,677,330 shares of Common Stock were issued and outstanding. Also as of March 2, 1998, 879,445 shares of Common Stock were reserved for issuance upon the exercise of stock options and warrants.

         The Rights may be deemed to have certain antitakeover effects. The Rights generally may cause substantial dilution to a person or group that attempts to acquire the Company under circumstances not approved by the Board of Directors of the Company.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as attachments the Form of Rights Certificate and the Form of Summary of Rights to Purchase Shares, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.


ITEM 2.   EXHIBITS.

         The following exhibits are filed as part of this Registration
Statement:

         1. Rights Agreement dated as of February 10, 1998 by and between LSB Bancshares, Inc. and Wachovia Bank, N.A., as Rights Agent, which includes, as Attachment A, the Form of Rights Certificate and as Attachment B, the Form of Summary of Rights to Purchase Shares. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until as soon as practicable after the earliest of the tenth business day after public announcement that a person or



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group has acquired beneficial ownership of 20% or more of the shares of Common
Stock, the tenth business day following commencement of a tender or exchange offer that would result in a person or group beneficially owing 20% or more of the shares of Common Stock, subject to certain limitations, or the tenth business day after the effective date of a determination by the Board of Directors that a person or group is an Adverse Person.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     LSB BANCSHARES, INC.


                                     By: /s/ Monty J. Oliver
                                         --------------------------------------
                                         Monty J. Oliver
                                         Executive Vice President and Treasurer


Dated: March 6, 1998


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